Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Cantor Fitzgerald & Co.

110 East 59th Street

New York, NY 10022

Mizuho Securities USA LLC

1271 Avenue of the Americas

New York, NY 10020

December 7, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd K. Schiffman

Re:	Carney Technology Acquisition Corp. II (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-249415)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of Carney Technology Acquisition Corp. II that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on December 9, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we wish to advise you that we expect to effect the following distribution of the Company’s Preliminary Prospectus dated December 2, 2020:

(i)	Dates of distribution: date hereof through December 9, 2020

(ii)	Number of prospective underwriters to which the preliminary prospectus is expected to be furnished: 3

(iii)	Number of prospectuses expected to be furnished to underwriters, dealers, institutions and others: 290

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Morgan Stanley & Co. LLC

By:	/s/ Solomon Lee
Name: Solomon Lee
Title: Vice President

Cantor Fitzgerald & Co.

By:	/s/ David Batalion
Name: David Batalion
Title: Managing Director

Mizuho Securities USA LLC

By:	/s/ Andor Laszlo
Name: Andor Laszlo
Title: Managing Director

[Signature Page to Acceleration Request Letter]